Exhibit 1.77

Quarterly Report

Q2 2021

2nd quarter, 2019	Arcus ASA	2

Contents

Message from the CEO	3
Key figures Q2 2021	4
Highlights Q2 2021	5
Wine: Organic growth and strong margins	6
Spirits: Strong growth in external sales	7
Logistics: Continued high volume at high cost	8
Financial position	9
Other information	10
Environmental, Social and Governance (ESG)	11
Half-year review	12
Group consolidated accounts	14
Notes	19
Contact information	37

For important information for U.S. shareholders, please see “Important Information” on page 32.

2nd quarter, 2019	Arcus ASA	3

Message from the CEO

The financial results for Arcus ASA in Q2 were strong, even compared to a very strong Q2 last year. In both periods, Covid-19 restrictions resulted in similar shopping patterns for wine and spirits, though some of the Easter sales shifted to Q1 this year, making the Q2 results even more impressive. Strongly reduced travel and border trade and restrictions on hotels, restaurants, and bars, continued to generate high volumes in the Nordic monopolies although some markets now show signs of consumer behaviour returning to shopping pattern from before the pandemic. Arcus was well positioned to benefit from the high demand through a strong product offering. Thanks to the positive attitude and flexibility of our colleagues throughout the organization, Arcus was able to deliver strong results, while also managing strict Covid-19 restrictions and preparing for the merger with Altia.

The completion of the merger is now expected to occur on 1 September 2021. As previously announced, Arcus will separately disclose further details on the completion of the Merger prior to its completion.

Wine
Organic growth was 2.5 percent, while reported growth was -0.5 percent because of the weaker SEK and EUR vs. NOK. Increased prices and changed product mix to higher value products explain the increased revenues despite lower volumes. Wine volumes at the Nordic monopolies declined from very high levels last year, mainly due to less hoarding and an earlier Easter in 2021. In Sweden, our sales growth was slightly weaker than the overall market, while our market shares declined in Norway as consumer demand shifted back to bottles and premium wine instead of Bag-in-Box and value for money wine. In Finland, both the general decline in volumes at Alko, the loss of a partner in late 2020 and a less favourable position for the Arcus portfolio explain the lower sales this year. Margins improved this quarter due to price increases to the monopolies, together with positive effects from stronger NOK and SEK versus EUR and USD. The adjusted EBITDA margin was 17.0 percent for Q2 2021, compared to 13.4 percent in Q2 last year.

Spirits

Organic growth on external sales was strong at 5.6 percent, while reported revenues decreased due to lower internal wine bottling and negative effects from the strengthened NOK. Revenues in Q2 grew in both Norway and Sweden thanks to continued positive market development. Revenues in Finland decreased due to lower sales at Alko and because Arcus lost one important partner from June 2021. Revenues in Denmark declined as Easter sales of aquavit shifted to Q1, but the continued positive development for Skagerrak Gin and Classic Cocktail “ready-to-serve” product line help to reduce the gap. Revenues in the travel retail channel improved but are still well below normal levels. Revenues were lower in Germany this quarter, but strong focus on retail sales limited the negative impacts of local Covid-19 restrictions in bars and restaurants. The adjusted EBITDA margin was 10.8 percent for Q2, compared to 12.9 percent in Q2 last year.

Logistics
Activity in Logistics remains very high, although total volumes ended 0.7 million liters below Q2 last year as volumes to Vinmonopolet decreased by 5.3 percent, while volumes to HORECA and wholesalers were slightly higher. Revenues increased by 3.9 percent. Despite the high activity, adjusted EBITDA in the second quarter was 0.4 MNOK, a decrease of 4.5 MNOK compared to the same quarter last year. The decrease is mainly explained by higher costs to handle volumes well above designed capacity, combined with significantly increased cost for repairs and maintenance related to automation in the warehouse. Adjusted EBITDA margin was 0.5 percent for Q2, compared to 5.4 percent in Q2 last year.

Sigmund Toth
Interim Group CEO
Arcus ASA

2nd quarter, 2019	Arcus ASA	4

Key figures Q2 2021

consolidated group figures

______________

1 Alternative Performance Measure (APM) – see separate chapter for definition and reconciliation.

1 EBITDA adjusted is EBITDA adjusted for non-recurring effects but is not corrected for foreign exchange effects. See separate chapter/note on APM for reconciliation. “Other” segment represents HQ and eliminations.

1 Figures for Q2 2021

*Segment elimination includes a positive IFRS 16 adjustment of 24.3 MNOK

2nd quarter, 2019	Arcus ASA	5

Highlights Q2 2021

OVerall performance

•	Operating revenue for Q2 2021 was 772.5 MNOK, compared to 767.2 MNOK in Q2 last year (+0.7 percent). Organic growth for Q2 was +3.5 percent, with an estimated negative currency effect of approximately 21.0 MNOK (negative effect of weaker SEK, EUR and DKK vs. NOK). Organic growth was positive for all business areas.

•	Adjusted EBITDA for Q2 was 126.4 MNOK compared to 119.3 MNOK in Q2 last year (+6.0 percent). Adjusted EBITDA improved in Wine but declined in Spirits and Logistics.

BUSINESS SEGMENTS

•	Wine revenues amounted to 494.9 MNOK, compared to 497.4 MNOK in Q2 last year (-0.5 percent). Organic growth was +2.5 percent. Adjusted EBITDA margin was 17.0 percent for Q2 2021, compared to 13.4 percent in Q2 last year.

•	Spirits revenues amounted to 231.2 MNOK, compared to 237.3 MNOK in Q2 last year (-2.6 percent). Organic growth was +5.6 percent[1]. Adjusted EBITDA margin was 10.8 percent for Q2, compared to 12.9 percent in Q2 last year.

•	Logistics revenues amounted to 94.1 MNOK compared to 90.5 MNOK in Q2 last year (+3.9 percent). Adjusted EBITDA margin was 0.5 percent for Q2, compared to 5.4 percent in Q2 last year.

OTHER INCOME AND EXPENSES

Other income and expenses amounted to -10.2 MNOK in Q2. This includes -7.1 MNOK of non-recurring costs related to the announced combination between Altia Plc and Arcus ASA (including restructuring costs related to the merger process). Additional details are provided in the merger prospectus, which is available at https://www.arcus.no/en/investor.

 ______________

1Calculated on external spirits sales

2nd quarter, 2019	Arcus ASA	6

Wine: Organic growth and strong margins

OPERATING revenue

Total operating revenue for Wine was 494.9 MNOK for the second quarter, compared to 497.4 MNOK in Q2 last year. Organic growth was 2.5 percent, while reported growth was -0.5 percent. Reported growth includes -14.5 MNOK in exchange rate effects from the weaker SEK and EUR vs. NOK during the quarter.

The restrictions on travel and HORECA related to Covid-19 were comparable with last year, but volumes at all three monopolies were lower than in the same quarter last year due to the absence of the hoarding seen in 2020 and the shift of Easter volumes to Q1 in 2021.

In Sweden, Arcus’ sales growth at Systembolaget was slightly below the market growth. The rose category declined at Systembolaget in Q2, this resulted in lower sales of Arcus’ important best sellers. New agencies, tender wins and slightly higher sales of own brands to Systembolaget along the Norwegian border contributed positively.

In Norway, Arcus’ sales declined more than the market this quarter. The portfolio of own brands developed in line with the market due to the strong performance of Wongraven, but overall shares were down compared to very strong figures last year. Arcus’ strong position within the Bag-in-Box format and value for money segment resulted in strong market shares during the hoarding period last year.

In Q2 this year, however, sales development of bottles outperformed Bag-in-Box significantly at Vinmonopolet.

In Finland, the growth in Arcus’ sales to Alko declined more than the market in the period. The Arcus portfolio performed very well during the hoarding last year resulting in strong comparables, and a lost producer in the end of 2020 also contributed negatively.

EBITDA

The adjusted EBITDA-margin for Wine was 17.0 percent in the second quarter, up from 13.4 percent same period last year.

The EBITDA-margin improved because of the significantly improved gross margin. Marketing costs increased this year due to a higher level of activity in HORECA.

The gross margin improved due to price increases to the monopolies and positive currency effects with stronger NOK and SEK against EUR and USD.

WINE

Arcus is the largest importer of wine in Norway, the second largest in Sweden, and the sixth largest in Finland. Arcus imports and markets agency wines, as well as Arcus brands.

2nd quarter, 2019	Arcus ASA	7

Spirits: Strong growth in external sales

OPERATING REVENUE

Total operating revenue for Spirits in the second quarter was 231.2 MNOK, compared to 237.3 MNOK for the same period last year, a decrease of 2.6 percent. Excluding the negative effects from less internal wine bottling and strengthened NOK, the organic growth was 5.6 percent1.

Like last year, the quarter was shaped by Covid-19 restrictions. Despite earlier Easter moving more of the seasonal sale to Q1 this year, revenues continued to grow in Norway and Sweden. Revenues in Finland decreased because the most significant partnership was ended as of June and due to generally lower sales at Alko. Market share in Norway was down as the market growth is led by large international brands during the pandemic. The market share in Sweden declined slightly as Arcus has a smaller presence in important and growing categories like gin. Finland market share was flat in the quarter, despite the recent change in the partner portfolio.

Sales were down in Denmark as more of the important seasonal sale of aquavit occured in Q1 due to earlier Easter this year. Continued positive momentum for Skagerrak Gin and Classic Cocktail “ready-to-serve” product line help to reduce the gap. Arcus gained shares in the important aquavit category, but Arcus’ overall market share declined as this category had a smaller share of the total market this quarter than last year.

Sales in the DFTR channel improved as borders reopened, but sales were still at a lower level than before the pandemic. Germany saw a decrease in revenue, but on-trade activities are slowly resuming as local restrictions are eased. Sales to the rest of the world saw a slight decline from a very low base.

EBITDA

The adjusted EBITDA margin for Spirits was 10.8 percent for Q2 2021, compared to 12.9 percent in Q2 2020.

The reduced EBITDA was driven by higher investments in advertisement and promotion of own brands. The related costs were at the same level as Q2 in 2019, while promotional activities last year were cancelled due to Covid-19 restrictions.

SPIRITS

Arcus is a global leader in aquavit with brands such as Gammel Opland, Linie, Løiten and Aalborg. Other important categories are bitter (Gammel Dansk), vodka (Vikingfjord, Kalinka, Amundsen and Dworek) and cognac (Braastad). Key markets are Norway, Denmark, Sweden, Finland, Germany and Duty Free Travel Retail (DFTR). Arcus brands are produced and bottled at Gjelleråsen, outside Oslo.

______________

1 Calculated on external spirits sales

2nd quarter, 2019	Arcus ASA	8

Logistics: Continued high volume at high cost

VOLUME

Distributed volume in the second quarter ended at 16.3 million liters, a decrease of 0.7 million liters compared to second quarter last year. The decline in volume was driven solely by lower sales to Vinmonopolet, as volumes to HORECA and wholesalers were slightly higher.

Volumes to Vinmonopolet decreased by 5.3 percent compared to last year. By the end of the second quarter, Vectura’s share of deliveries to Vinmonopolet was 48.1 percent, compared to 50.2 percent by the end of same quarter last year. The decline is mainly related to one customer-group lost from October 2020.

Distributed volume in the HORECA-channel ended 10.1 percent above last year, as several Covid-19 restrictions were removed during the quarter. This also had a positive effect on sales to other wholesalers, which increased by 5.4 percent compared to last year.

OPERATING revenue

Operating revenue increased by 3.9 percent to 94.1 MNOK in the quarter, compared to 90.5 MNOK in the same quarter last year. YTD the increase is 3.5 percent. Revenue per liter increased by 8.7 percent, compared to second quarter last year. This was mainly due to priceadjustments and increased income from storage, as warehouse fill-rate was high during the quarter. The remaining increase is related to small changes in channel-mix, as HORECA-sales accounted for a slightly higher share of the total volume this quarter.

EBITDA

Adjusted EBITDA in the second quarter was 0.4 MNOK, a decrease of 4.5 MNOK compared to the same quarter last year. The decrease is mainly explained by higher costs to handle volumes well above designed capacity, combined with significantly increased cost for repairs and maintenance related to automation in the warehouse. Cost related to external storage of products is also significantly higher, but this is partially compensated by a related increase in income.

Continued high volumes force a great share of the production to nights and weekends, at significantly higher cost. This more than offsets positive effects from reduced complexity in the distribution. Implementation of several measures to prevent Covid-19 has also reduced productivity slightly, increasing warehouse cost per liter.

LOGISTICS

Vectura is the leading integrated logistics service provider for alcoholic-beverage importers in Norway. Vectura serves both Arcus-Gruppen AS and external customers. Vectura is located next to Arcus’ production facility at Gjelleråsen, outside Oslo

2nd quarter, 2019	Arcus ASA	9

Financial position

CASH FLOW AND FINANCIAL POSITION

Reported net cash flow from operations before tax in Q2 2021 was 43.3 MNOK, compared to 528.4 MNOK in Q2 2020 (change of -485.1 MNOK).

The Q2 cash flow was lower this year mainly due to an increase in net working capital during the period this year compared to a significant reduction last year.

The net working capital increased during Q2 this year as is normal when Easter sales come in Q1 because of the settlement in Q2 of alcohol tax and VAT payables related to the higher seasonal sales of Q1. Last year net working capital declined significantly due to reduced receivables because Vinmonopolet temporarily (until 30 June 2020) reduced their own credit terms due to Covid-19.

Net interest bearing debt was 1,825.7 MNOK compared to 1,380.6 MNOK at the end of Q2 2020. Excluding IFRS 16 effects, it was 727.4 MNOK vs 258.6 MNOK last year. The lower cash flow in the period, and earlier payment of dividend this year, reduced the cash position significantly, resulting in higher net debt compared to last year.

2nd quarter, 2019	Arcus ASA	10

Other information

Opland juvel no.1 auctioned off at christie’s

On 17th June, Opland Juvel bottle number 1 was auctioned at the prominent auction house Christie’s as the first ever aquavit.

As the world’s most exclusive aquavit, Opland Juvel is a blend of 14 extraordinary aquavits, with the oldest dating back to 1929, filled into unique crystal decanters, each numbered and presented in a solid oak box crafted from the century-old staves of sherry casks in which previous generations of Opland aquavit had been aged.

From the extremely limited production of only 30 bottles, 22 were earmarked for distribution in Norway from where they sold out immediately.

The winning bid for bottle no. 1 ended at GBP 2 205 coming from an anonymous buyer in Singapore.

PLANNED ALTIA-ARCUS MERGER

As previously announced, Altia and Arcus have agreed on brand divestments in line with competition authorities’ requirements and have entered into a binding agreement with Galatea AB. Galatea has agreed to purchase Altia’s aquavit brands Skåne Akvavit, Hallands Fläder and Brøndums and cognac brand Grönstedts along with Arcus’ aquavit brand Akevitt Spesial and spirits brands S.P.R.T. and Dworek. Altia and Arcus have additionally committed to provide transitional services to Galatea for a period up to three years.

Upon entering into the binding agreement with Galatea and receiving the relevant competition authorities’ approvals for the buyer being suitable, Altia and Arcus have now received all regulatory approvals from the relevant authorities allowing for the completion of the Merger.

At both Altia and Arcus, the internal planning of the Merger integration has proceeded well.

The completion of the Merger is now expected to occur on 1 September 2021. As previously announced, Arcus will separately disclose further details on the completion of the Merger prior to its completion.

2nd quarter, 2019	Arcus ASA	11

Environmental, Social and Governance (ESG)

CONTINUED Covid-19 INITIATIVES
Strict measures to avoid infection are still in effect at the Arcus and Vectura facility at Gjelleråsen. Office workers are required to work from home, while at Gjelleråsen measures are maintained to keep distance and ensure good hand hygiene. Employees continue to be regularly tested. There have been a few cases with Covid-19 infection since April 2021, however the infected had no defined close contacts at the Gjelleråsen facility and no further infection to any of Arcus and Vectura employees.

Un Global Compact status

Arcus have finalized and submitted Communication on Progress (COP). According to our self-assessment, Arcus COP meets all minimum requirements and qualifies for the GC Active level. Arcus COP and the self-assessment are now publicly available on the Global Compact website.

Design for recycling
The transition process taking the PET over to design for recycling in the monopoly markets continues. By the end of august the main format PET 50 CL is converted to 100% plastic capsule. According to plan we expect 80% of all the sku’s to make the transition to design for recycling by years end.

2nd quarter, 2019	Arcus ASA	12

Half-year review

This half-year review presents highlights only. Additional details are available in the Group’s interim report for Q1 and the review of Q2 results in this report. This interim report does not include all information that is normally prepared in a full annual financial statement and should be read in conjunction with the Group’s annual financial statement as at 31.12.2020.

Financial results

The Covid-19 outbreak and the effects therefrom have significantly impacted our business also in 2021, this year during the whole first half year compared to about four of the six months in 2020. Operating revenue for the first half year was 1 441.3 MNOK vs. 1 378.3 MNOK (+4.6 percent) in the same period last year. Organic growth was 5.5 percent in the period with growth across all business areas. Reported operating revenue was pulled down by the strengthening of the NOK vs. the SEK and the EUR compared to the same period last year.

Adjusted EBITDA for the first half year was 228.6 MNOK. This represents a 23.0 percent increase compared to 185.9 MNOK for the same period last year. The increase is mainly explained by significantly improved gross margin in the Wine segment following price increases and favourable currency effects, but the Spirits segment also contributed with slightly higher adjusted EBITDA this year. The negative contribution from Logistics is due to the higher costs when operating well above designed capacity to handle the significantly higher volumes.

CASH FLOW AND FINANCIAL POSITION

Reported net cash flow from operations before tax YTD was 12.4 MNOK vs. 541.2 last year. The main reason for the lower cash flow is an increase in net working capital this first half year compared to a significant decrease last year. The significant decrease in net working capital last year was explained by the sudden increase in sales during Covid-19 which increased alcohol tax, VAT and accounts payable, but without a corresponding increase in accounts receivables because Vinmonopolet temporarily (until 30 June 2020) reduced their own credit terms due to Covid-19 pandemic. The lower cash flow in the period, and earlier payment of dividend this year (April this year and July last year), reduced the cash position significantly, resulting in higher net debt compared to last year at the end of first half year.

OUTLOOK

Arcus ASA operates in non-cyclical wine and spirits markets with moderate and steady growth, but with some variations between the different categories, countries and seasons. Tender wins, new products, operational efficiency improvements in Arcus’ three business segments and minor bolt-on acquisitions will contribute to profitable growth going forward. Until new targets are defined for Anora, Arcus is still committed to meet the financial targets outlined at the IPO.

In the short term, the Covid-19 outbreak will continue to influence our business. While we currently still experience positive effects, we expect that these effects will gradually decline in the second half of the year, as people are vaccinated and society gradually re-opens. We are closely monitoring events in order to minimize potential disruption to our operations and so that we can continue meeting our customers’ and consumers’ expectations.

2nd quarter, 2019	Arcus ASA	13

Covid-19 is still identified as an impairment indicator for certain cash generating units (CGUs) in Spirits, but there are no significant changes in indicators after impairment tests performed at year end. Depending on the duration of the Covid-19, and to what extent the business is affected in the medium to long term perspective, it may have an impact on assumptions applied for calculating the recoverable amount for fixed and intangible assets, including goodwill.

LONG-TERM Financial TARGETS

New long term financial targets for Anora will be defined when Arcus and Altia merge. Until a new strategy and targets are outlined, Arcus maintains the targets as communicated in connection with the IPO, organic revenue growth in the level of 3-5 percent p.a. (including minor bolt-on acquisitions), as well as EBITDA growth of 6-9 percent p.a. over the next three to five years.

SEASONAL VARIATIONS

The business of Arcus is seasonal. Sales of wine and spirits increase during national festivals and holidays, in particular Easter and Christmas. Q4 is normally the strongest quarter in terms of income as well as operating profit due to Christmas and New Year’s Eve.

DECLARATION BY THE BOARD OF DIRECTORS

The Board of Directors and Chief Executive Officer confirm, to the best of our knowledge, that the unaudited, condensed financial statements for the period 1 January to 30 June 2021 including notes, have been prepared in accordance with IAS 34 – Interim Financial Reporting, as determined by the EU and Norwegian Additional Requirements in the Securities Trading Act. It is also stated that the information in the condensed financial statement, provides a fair view of the business, and the Group's assets, liabilities, financial position and overall results.

Nittedal, 17 August 2021

The Board of Directors of Arcus ASA

Michael Holm Johansen Chaiman of the Board	Carl Erik Hagen	Kirsten Ægidius

Leena Maria Saarinen	Ann-Beth Freuchen	Nils Selte

Ingeborg Flønes	Erik Hage	Therese Jacobsen

Anne-Marie Flåten	Sigmund Toth Interim Group CEO

2nd quarter, 2019	Arcus ASA	14

Group consolidated accounts

The interim financial statement has not been audited.

ConDENSED Statement of Income

2nd quarter, 2019	Arcus ASA	15

CONDENSED Statement of other comprehensive income

2nd quarter, 2019	Arcus ASA	16

ConDENSED Statement of Financial Position

2nd quarter, 2019	Arcus ASA	17

ConDENSED Statement of changes in Equity

In several of the Group’s wine companies, there are managing directors with non-controlling interests. Most of these managing directors have put options associated with their ownership, which they can exercise at a certain point of time in the future.

Although the Group does not have control of the shares at the end of the reporting period, the Group also does not control the possible exercise of the put option. Because of this, these non-controlling interests where the managing director have put options related to their shares, are recognized as though they are owned by the Group.

The presented remaining non-controlling interest in the equity is non-controlling interests where there are no put-options associated.

2nd quarter, 2019	Arcus ASA	18

ConDENSED Statement of Cashflow

2nd quarter, 2019	Arcus ASA	19

Notes

NOTE 1 ACCOUNTING PRINCIPLES

The Group’s condensed interim financial statements are prepared according to IAS 34 Interim Financial Reporting. The interim reporting does not include all information that is normally prepared in a full annual financial statement and should be read in conjunction with the Group’s annual financial statement as at 31 December 2020.

The Board approved the consolidated financial statement for the year 2020 on 2 March 2021.

The accounting principles used in the Group’s interim reporting are consistent with the principles presented in the approved financial statement for 2020. There are no significant effects from adoption of new standards effective as of 1 January 2021. The Group has not voluntarily adopted any other standard that has been issued but is not yet mandatory.

As of June 30th 2021, the following exchange rates have been used in translation of income and financial position figures from subsidiaries with functional currency other than NOK:

2nd quarter, 2019	Arcus ASA	20

NOTE 2 REVENUES

The following table present the Group’s total external revenues by market:

The following tables present the segments’ total external and internal revenues by market:

1) DFTR; Duty Free Travel Retail

2nd quarter, 2019	Arcus ASA	21

NOTE 3 Other income and expenses

Other income and expenses comprises significant positive and negative non-recurring items and restructuring costs. The main purpose of this item is to show these significant non-recurring and non-periodic items, so that the development and comparability of the ordinary items presented in the statement of income are more relevant for the activities.

Other income and expenses during Q2 are mainly related to transaction costs and compensations regarding the announced combination agreement with Altia. These costs are mainly booked in Arcus ASA which is included in segment Other.

Group

MNOK	Second quarter		Year to date		Full Year
Other income and expenses	**2021**	**2020**	**2021**	**2020**	**2020**
Salary & personnel cost	-3.0	-4.4	-16.7	-4.4	-25.6
Other operating expenses	-7.2	-13.9	-15.2	-13.8	-72.4
Other income and expenses	**-10.2**	**-18.3**	**-31.9**	**-18.2**	**-98.0**

Spirits

MNOK	Second quarter		Year to date		Full Year
Other income and expenses	**2021**	**2020**	**2021**	**2020**	**2020**
Salary & personnel cost	-1.1	-1.0	-3.5	-1.0	-5.3
Other operating expenses	-0.2	-0.4	-0.4	-0.7	-0.9
Other income and expenses	**-1.3**	**-1.4**	**-3.9**	**-1.7**	**-6.2**

Wine

MNOK	Second quarter		Year to date		Full Year
Other income and expenses	**2021**	**2020**	**2021**	**2020**	**2020**
Salary & personnel cost	-1.1	-3.3	-3.8	-3.3	-6.6
Other operating expenses	0.0	-0.8	0.0	-1.1	-5.8
Other income and expenses	**-1.1**	**-4.0**	**-3.8**	**-4.3**	**-12.4**

Logistics

MNOK	Second quarter		Year to date		Full Year
Other income and expenses	**2021**	**2020**	**2021**	**2020**	**2020**
Salary & personnel cost	0.0	0.0	-0.3	0.0	-1.1
Other operating expenses	0.0	0.0	0.0	0.0	-0.5
Other income and expenses	**0.0**	**0.0**	**-0.3**	**0.0**	**-1.6**

Other

MNOK	Second quarter		Year to date		Full Year
Other income and expenses	**2021**	**2020**	**2021**	**2020**	**2020**
Salary & personnel cost	-0.8	-0.1	-9.1	-0.1	-12.6
Other operating expenses	-7.0	-12.7	-14.8	-12.0	-65.2
Other income and expenses	**-7.8**	**-12.8**	**-23.9**	**-12.1**	**-77.8**

2nd quarter, 2019	Arcus ASA	22

NOTE 4 SEGMENT INFORMATION

2nd quarter, 2019	Arcus ASA	23

NOTE 5 FIXED ASSETS

1)	The adjustment right of use Assets reflects changes of lease liabilities from KPI and/or interest updates.

The table above includes both tangible fixed assets and rights of use assets.

2nd quarter, 2019	Arcus ASA	24

NOTE 6 INTANGIBLE ASSETS

The impairment and reclassification of intangible assets during Q2 is related to the divestment process of brands in connection with the merger between Arcus and Altia. For more information about this, see note 13 Assets for sale.

2nd quarter, 2019	Arcus ASA	25

NOTE 7 LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

Liabilities at fair value through profit and loss consist of put options regarding minority shares in companies included in the Wine business, held by non-controlling interests. The payments during 2021 is related to options exercised during Q1 and Q2, reducing the non-controlling interests in three subsidiaries.

NOTE 8 INTEREST BEARING DEBT

The table above includes both liabilities to financial institutions and lease obligations.

2nd quarter, 2019	Arcus ASA	26

The Group’s overdraft facility at SEB is 800 MNOK.

The due date on the group’s term loan is 24 October 2022.

2nd quarter, 2019	Arcus ASA	27

NOTE 9 TRANSACTIONS WITH RELATED PARTIES

In addition to subsidiaries and associated companies, the Group’s related parties are defined as the owners, all members of the Board of Directors and Group senior management, as well as companies in which any of these parties have either controlling interests, board appointments or are senior staff. All transactions with related parties that are not eliminated in the Group accounts are presented below:

2nd quarter, 2019	Arcus ASA	28

NOTE 10 FINANCIAL INSTRUMENTS

1) Prepayments are not defined as financial assets according to IFRS, and hence not included in the figures.
2) Accrued costs and public taxes are not defined as financial liabilities according to IFRS, and hence not included in the figures.

There has not been any transfers of financial assets or liabilities between levels during the period.

2nd quarter, 2019	Arcus ASA	29

At the end of the period, liabilities measured at fair value, categorized at level 3 in the fair value hierarchy is related to put options held by non-controlling interests in wine companies in Norway and Sweden. The liabilities for these put options are estimated on the basis of pricing mechanisms that underlie the shareholder agreements, discounted to the balance sheet date. The main parameters of price mechanisms share value development measured by EBIT (earnings) until the estimated due date, multiplied by a marketbased multiple. As a basis for EBIT, the Group's budgets and long-term plans towards expected maturity date is used.

NOTE 11 OPTIONS

In connection with the announced combination agreement with Altia, the Group’s sharebased option programme for senior Group Executives and a few other key personnel have been cancelled (during Q3 2020). Provided that the merger will take place, the share option holders will receive a cash settlement compensation equal to the the fair value of the share options. As management assesses completion of the transaction as highly probable, the Group have accounted for a cancellation and settlement of the sharebased option Programme, reflecting the change from equity-based settlement to cashbased settlement.

There have been no effects from this programme in the P&L during 2021.

Changes in outstanding options are shown in the table below:

2nd quarter, 2019	Arcus ASA	30

NOTE 12 FINANCIAL INCOME AND EXPENSES

NOTE 13 ASSETS FOR SALE

Sale of brands as part of divestment process related to merger between Arcus and Altia

Altia and Arcus have now agreed on brand divestments in line with competition authorities’ requirements and entered into a binding agreement with Galatea AB. Galatea has agreed to purchase Arcus’ aquavit brand Akevitt Spesial and spirits brands S.P.R.T. and Dworek. Arcus have additionally committed to provide transitional services to Galatea for a period up to three years. All regulatory approvals for the merger have now been received. Internal planning for the integration has also proceeded well.

The expected sales price of the brands to be divested, has been estimated to be somewhat lower than book value, and an impairment of 6,8 MNOK has been taken to profit and loss during Q2 2021.

NOTE 14 other EVENTS

Events after the close of Q2 2021

Merger between Arcus ASA and Altia Plc

As previously announced. the competition authorities required a binding agreement of brand divestments and the Norwegian and the Finnish authorities also approval of the buyer before the merger can take place. Altia and Arcus have now agreed on brand divestments in line with competition authorities’ requirements and entered into a binding agreement with Galatea AB. Galatea has agreed to purchase Altia’s aquavit brands Skåne Akvavit, Hallands Fläder and Brøndums and cognac brand Grönstedts along with Arcus’ aquavit brand Akevitt Spesial and spirits brands S.P.R.T. and Dworek. Altia and Arcus have additionally committed to provide transitional services to Galatea for a period up to three years.

Upon entering into the binding agreement with Galatea and receiving the relevant competition authorities’ approvals for the buyer being suitable, Altia and Arcus have now received all regulatory approvals from the relevant authorities allowing for the completion of the Merger.

The completion of the Merger is now expected to occur on 1 September 2021. As previously announced, Arcus will separately disclose further details on the completion of the Merger prior to its completion.

2nd quarter, 2019	Arcus ASA	31

COVID-19

Arcus has also during Q2 been affected by the global medical and financial crisis following Covid-19. The financial results during Q2 follows the same trend as the last quarters, although with some early signs of normalization in some of the markets. It is still difficult to predict how severely the pandemic will affect the various business areas in a medium- and long-term perspective, but Arcus is optimistic for the sales for 2021.

Arcus follows potential credit loss cases closely and have to some extent also reassessed the loss rates to be applied when estimating provisions for expected credit loss.

Arcus does not expect losses on trade receivables to increase significantly.

Other

No other significant events have occurred between the close of Q2 and the date on which Arcus’s interim financial statements for Q2 2021 were approved. This applies to events that would have provided knowledge of factors present at the close of Q2 2021, or events concerning matters that have arisen since the close of Q2 2021.

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Important Information

The securities referred to in this document in relation to the merger have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This document does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this document has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger under the Merger Plan.

2nd quarter, 2019	Arcus ASA	33

Alternative Performance Measures (APM)

In the discussion of the reported operating results, financial position, cash flows and notes, the Group refers to certain alternative performance measures (APM), which are not defined by generally accepted accounting principles (GAAP) such as IFRS.

Arcus ASA management makes regular use of these alternative performance measures and is of the opinion that this information, along with comparable GAAP measures, is useful to investors who wish to evaluate the company’s operating performance, ability to repay debt and capability to pursue new business opportunities. Such alternative performance measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Gross Profit

Gross profit is defined by Arcus ASA as total operating revenue minus the cost of goods sold.

Gross margin = Gross profit / Total revenue

2nd quarter, 2019	Arcus ASA	34

Other income and expenses

To provide more information in the Group’s consolidated income statement, significant positive and negative non-recurring items and restructuring costs are separated out to a separate line in the statement of income called other income and expenses. Other income and expenses are presented net on this income statement line. See also detailed specifications of what these items include in note 3 relating to the individual line items.

EBITDA and EBITDA Adjusted

EBITDA is defined by Arcus ASA as operating profit before depreciation, write down and amortisation.

EBITDA adjusted is defined by Arcus ASA as operating profit before depreciation, amortisation and other income and expenses.

EBITDA-margin = EBITDA/Total operating revenue

EBITDA-margin adjusted = EBITDA adjusted /Total operating revenue

Below is a reconciliation from EBIT to EBITDA adjusted:

2nd quarter, 2019	Arcus ASA	35

Other definitions alternative performance measures shown in key figures table:

Equity ratio

Equity ratio = Total equity/Total equity and liabilities

Net interest bearing debt

Net interest bearing debt = Liabilities to financial institutions + lease liabilities + bank overdraft - Cash and cash equivalents:

2nd quarter, 2019	Arcus ASA	36

Organic growth

Organic revenue growth represents the Segment’s and the Group’s revenues, adjusted for currency effects and structural changes, such as acquisitions or divestitures.

2nd quarter, 2019	Arcus ASA	37

Contact information

CONTACT PERSON

Per Bjørkum, interim Group Director Communications and IR

Mobile: +47 922 55 777

E-mail: per.bjorkum@arcus.no

Visiting address:

Destilleriveien 11, Hagan, Norway

Mail address:

Postboks 64, N-1483 Hagan, Norway

Telephone:

+47 67 06 50 00

web

https://www.arcus.no/en/investor

ANNUAL REPORT

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